GREENWALD CHRISTOPH, P.C.
810 SEVENTH AVENUE
10TH FLOOR
NEW YORK, NY 10019
TEL (212) 489-6359
FAX (212) 246-2698
e-MAIL gkaufmang@gclaw.us

04035917

July 22, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn.: Filings

Issuer: Mexgold Resources Inc.
Exemption: Rule 12g3-2(b)
File No.: 82-34749

Dear Sirs:

On behalf of Mexgold Resources Inc., we are filing the following materials (in each case filings are made with the Ontario Securities Commission, Quebec Securities Commission and Nova Scotia Securities Commission):

1. Material Change Report, dated June 30, 2004, with attached press release.

The exemption has been indicated on the top right hand corner of each document, together with the file number.

Please acknowledge receipt of a copy of this letter by date stamping the duplicate copy of this letter and returning in the self-addressed envelope provided for that purpose.

Very truly yours,

/s/ Gary Kaufman
Gary Kaufman

dlw 8/3

EXEMPTION. RULE 12g3-2(b)

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Mexgold Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia
B3B 1T5

Item 2 Date of Material Change

June 30, 2004

Item 3 News Release

The press release attached as Schedule A was released over Canada NewsWire on June 30, 2004.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Bradley H.Langille
Chief Executive Officer
Mexgold Resources Inc.
Tel: 902-468-0614

Item 9 Date of Report

July 2, 2004

Schedule A

Press Release 06-2004 June 30, 2004

Mexgold Commences 60,000-Metre Drill Program at El Cubo Gold-Silver Mine and Reports Second Round Drill Results from 30,000-Metre Drill Program at Guadalupe Gold-Silver Project

SAMPLES TAKEN FROM 120-METRES OF TUNNELING ON HIGH-GRADE VILLALPANDO DEL ALTO VEIN RETURN AVERAGE GRADES OF 25.2 GRAMS PER TONNE GOLD AND 765 GRAMS PER TONNE SILVER, FOR A GOLD-EQUIVALENT GRADE OF 37.0 GRAMS PER TONNE, AT EL CUBO GOLD-SILVER MINE

Mexgold Resources Inc. (TSX-V: MGR) is pleased to announce that drilling has commenced at the El Cubo Gold-Silver Mine in Guanajuato, Mexico as part of a 60,000-metre exploration and development drill program. The Company has begun new exploration work in an area of the Mine that is not currently in production. (See Figure 1 on the next page for location of current exploration activities) The focus of this work is on defining new high-grade zones similar to those developed in the past at the Mine. Historically, El Cubo had produced ore grades much higher than those seen in the past few years. This decrease in grade is attributed to a lack of capital expenditures on exploration, prior to Mexgold acquiring the Mine. Since the acquisition, Mexgold has been investing company resources in exploration and development and is pleased to report the first results of these activities.

The high-grade Villalpando del Alto vein, now under exploration by Mexgold, is located in an area of the Mine that has not been worked in the past, and gives evidence of the excellent exploration potential of the property. Samples taken from 120-metres of tunneling on the Villalpando del Alto vein averaged 25.2 grams per tonne gold and 765 grams per tonne silver, for a gold-equivalent grade of 37.0 grams per tonne, over an average width of 0.75-metres.

(Continued on page 2)

Figure 1: Long Section of El Cubo Gold-Silver Mine Showing Location of Current Exploration Drilling and Development


Expanded View in Figure 2
Level 1
Level 2
Level 3
Level 4
2200 m
Level 6
Level 7
Level 8
Level 9
Level 10
2000 m
Level 11
Level 12
Level 13
Level 14
Villalpando del Alto
Longitudinal Section
View to North
El Cubo Gold-Silver Mine
Phase 1 Drilling
Phase 2 Drilling
Tunneling
0 50 100 150
Scale (metres)

An exploration raise is being developed on the tunnel to test the full vertical extent of mineralization. Sampling from the first 8-metres of the raise produced average grades of 53.0 grams per tonne gold and 2,621 grams per tonne silver, for a gold-equivalent grade of 93.3 grams per tonne, over an average width of 0.84-metres. (See Figure 2 on the next page for an expanded view of the location of the tunnel and exploration raise on the Villalpando del Alto vein)

(Continued on page 3)

Figure 2: Expanded View of Area of Tunnel and Raise Development on the Villalpando del Alto Vein


Tunneling on Ore
120-Metres
Average 25.2 g/t Gold, 765 g/t Silver
37.0 g/t Gold-Equivalent
Over Average Width of 0.75-Metres
Level 4
Level 6
2200 m
Level 7
First 8-Metres on Exploration Raise
Average 53.0 g/t Gold, 2,621 g/t Silver
93.3 g/t Gold-Equivalent
Over Average Width of 0.84-Metres
Level 8
Level 9
Level 10
Villalpando del Alto
Longitudinal Section
View to North
El Cubo Gold-Silver Mine
Phase 1 Drilling
Phase 2 Drilling
Tunneling
0
50
100
150
Scale (metres)

Mexgold acquired the El Cubo Gold-Silver Mine in February of this year. The Mine has produced, on average, 58,000 ounces gold-equivalent per year, over the past five years. However, El Cubo has suffered significantly from lack of capital expenditure on mine development and exploration. This has resulted in much lower ore grades being recovered than those of the past, and thus the Mine has not been operating at full capacity.

(Continued on page 4)

The Company previously announced plans for mine improvement and resource expansion (see press release 05-2004) with the intention of increasing annual production to in excess of 100,000 ounces gold-equivalent, reducing production costs, and targeting a project resource of over 2-million ounces gold-equivalent. These plans, now underway, include the 60,000-metre exploration and development drilling program, 8,500-metres of underground development in tunnels and ramps, and improvements to mine design and mining methods.

The Company has also applied a new mining method, shrinkage stoping, to an area of the Mine on a test basis. Shrinkage stoping can be easily applied to narrow ore zones thereby reducing dilution in narrow vein deposits such as that at El Cubo. Mexgold is of the opinion that this new mining method will increase mine production as well as result in higher recovered ore grades.

30,000-METRE DRILL PROGRAM CONTINUES TO DELIVER POSITIVE RESULTS AT THE GUADALUPE GOLD-SILVER PROJECT

Gold-Equivalent Grades to Date from Drill Holes Above a 3.0 Grams per Tonne Cut-Off Grade Average 4.68 Grams per Tonne Gold and 526 Grams per Tonne Silver, for a Gold-Equivalent Grade of 12.8 Grams per Tonne, Over an Average Interval Width of 2.2-Metres

Mexgold is also pleased to announce the results of the second round of drilling at its 100%-owned Guadalupe y Calvo Gold-Silver Project in Chihuahua State, Mexico. These second round drill results are part of a recently announced 30,000-metre drilling program focused on upgrading and expanding the property's 1.78-million ounce gold-equivalent inferred resource. This drill program was expanded from an initial 10,000-metres in January of this year (see press release 2-2004) in response to high-grade drill results from the first ten widely spaced holes drilled on the property. The 19 new drill holes (GC-11 to GC-29) are the result of grid-drilling in the locations surrounding positive results from the first ten holes, to ascertain the width and strike extent of the highly mineralized portions of the project.

The 19 holes produced 20 intercepts above a 3.0 grams per tonne gold-equivalent cut-off grade, amendable to underground mining, and 24 intercepts at near-surface, above a 0.5 grams per tonne gold-equivalent cut-off grade, amendable to bulk tonnage open-pit mining. The results of all drilling to date on the Guadalupe property by Mexgold Resources are summarized in the following tables.

Table 1 includes the results of drill holes with gold-equivalent grades greater than 3.0 grams per tonne, representing an underground cut-off grade. Significant, high-grade results include hole GC-11 grading 20.3 grams per tonne gold and 171 grams per tonne silver, for a gold-equivalent grade of 22.9 grams per tonne, over 3.0-metres. (See Table 1 on the next page)

(Continued on page 5)

Table 1

Guadalupe y Calvo Drill Hole Intercept Summary							
3.0 g/t Gold-Equivalent External Cut-Off							
Target	**Hole**	**From (m)**	**To (m)**	**Interval (m)**	**Gold (g/t)**	**Silver (g/t)**	**Gold-Equivalent (g/t)**
San Francisco	GC-1	13.0	18.0	5.0	7.52	100	9.1
San Francisco	GC-2	0.0	4.0	4.0	3.57	89	4.9
San Francisco	and	27.0	33.0	6.0	2.91	123	4.8
Nankin	GC-3	57.0	58.0	1.0	1.92	250	5.8
Pertenencia	GC-4	125.5	129.5	4.0	5.70	179	8.5
Pertenencia	GC-6	39.5	43.5	4.0	5.54	5,870	95.8
Zorrilla	GC-8	156.0	157.0	1.0	37.53	136	39.6
Pertenencia	GC-10	63.5	64.5	1.0	2.88	84	4.2
Flora Vein	GC-11	51.0	52.0	1.0	4.80	27	5.2
San Francisco	GC-11	70.0	73.0	3.0	20.30	171	22.9
Zorrilla	GC-12	0.0	3.0	3.0	2.92	176	5.6
Zorrilla	and	57.0	58.0	1.0	1.41	154	3.8
Pertenencia	GC-13	65.0	66.0	1.0	4.33	195	7.3
San Francisco	GC-15	103.0	104.0	1.0	0.07	251	3.9
San Francisco	and	146.0	147.0	1.0	3.70	<3.4	3.7
Zorrilla	GC-16	53.0	57.0	4.0	3.40	165	5.9
Zorrilla	and	60.0	61.0	1.0	0.89	360	6.4
Zorrilla	GC-18	44.0	45.5	1.5	1.82	105	3.4
Zorrilla	GC-20	28.0	29.0	1.0	0.48	233	4.1
Zorrilla	and	31.0	35.0	4.0	1.02	153	3.4
Pertenencia	GC-21	107.0	109.0	2.0	1.75	104	3.4
San Francisco	GC-22	40.0	44.0	4.0	2.38	137	4.5
Pertenencia	GC-23	203.0	205.0	2.0	1.99	474	9.3
San Francisco	GC-25	38.0	39.0	1.0	1.61	126	3.5
Zorrilla	GC-26	209.0	210.0	1.0	1.17	132	3.2
San Francisco	GC-27	40.0	41.0	1.0	2.85	84	4.1
Zorrilla	GC-28	197.0	198.0	1.0	1.47	112	3.2
San Francisco	GC-29	82.0	83.0	1.0	1.23	211	4.5
Average +3.0 g/t Cut-Off				**2.2**	**4.68**	**526**	**12.8**

Gold-equivalent values are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of US $300 and silver price of US $4.61. The widths above are drill intercepts and not true widths. Holes GC-5, 7, 9, 14, 17 & 24 encountered low-grades.

Gold-equivalent grades to date from drill holes above the 3.0 grams per tonne cut-off grade average 12.8 grams per tonne (4.68 grams per tonne gold and 526 grams per tonne silver), over an average of 2.2-metres.

(Continued on page 6)

Table 2 includes the results of drill holes with gold-equivalent grades greater than 0.5 grams per tonne. These results demonstrate significant mineralization at shallow depths, amendable to possible open-pit mining. Results demonstrating the significant widths of mineralization encountered at these shallow depths include hole GC-11 grading 4.6 grams per tonne gold-equivalent over 19-metres, and hole GC-29 grading 0.9 grams per tonne gold-equivalent over an interval of 43-metres.

Table 2

Guadalupe y Calvo Drill Hole Intercept Summary							
0.5 g/t Gold-Equivalent External Cut-Off							
Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold-Equivalent (g/t)
San Francisco	GC-1	4.5	36.0	31.5	1.60	53	2.4
San Francisco	GC-2	0.0	4.0	4.0	3.57	89	4.9
San Francisco	and	12.0	40.0	28.0	0.60	49	1.3
Nankin	GC-3	57.0	59.0	2.0	0.97	174	3.6
Zorrilla	GC-3	210.0	212.0	2.0	0.39	25	0.8
Pertenencia	GC-4	123.5	134.5	11.0	2.51	80	3.7
Pertenencia	and	146.5	155.5	9.0	0.57	2	0.6
Zorrilla	GC-5	107.0	111.0	4.0	0.81	38	1.4
Zorrilla	and	131.5	136.5	5.0	0.18	36	0.7
Pertenencia	GC-6	19.5	45.0	25.5	1.16	961	15.9
Pertenencia	GC-7	171.0	174.0	3.0	0.39	49	1.1
Pertenencia	and	202.5	205.5	3.0	0.14	44	0.8
Zorrilla	GC-8	156.0	157.0	1.0	37.53	136	39.6
Pertenencia	GC-9	127.0	133.0	6.0	0.42	22	0.8
Pertenencia	GC-10	55.5	65.5	10.0	0.57	35	1.1
San Francisco	GC-11	58.0	77.0	19.0	3.48	74	4.6
Zorrilla	GC-12	0.0	4.0	4.0	2.28	136	4.4
Zorrilla	and	54.0	61.0	7.0	0.33	44	1.0
Zorrilla	and	65.0	71.0	6.0	0.33	19	0.6
Zorrilla	and	136.5	141.0	4.5	0.31	58	1.2
Pertenencia	GC-13	42.0	48.0	6.0	0.22	29	0.7
Pertenencia	and	64.0	70.0	6.0	1.10	43	1.8
Zorrilla	GC-14	40.0	44.0	4.0	0.75	26	1.1
Zorrilla	and	49.0	62.0	13.0	0.24	60	1.2
San Francisco	GC-15	80.0	87.0	7.0	0.28	68	1.3
Zorrilla	GC-16	49.0	69.0	20.0	1.03	90	2.4
Zorrilla	GC-18	24.0	30.0	6.0	0.12	29	0.6
Zorrilla	and	134.0	144.0	10.0	0.59	30	1.0
Zorrilla	GC-19	144.0	153.0	9.0	0.68	22	1.0
Zorrilla	GC-20	17.0	36.0	19.0	0.44	82	1.7

(Table continued on page 7)

Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold-Equivalent (g/t)
Pertenencia	GC-21	101.0	110.0	9.0	0.90	54	1.7
San Francisco	GC-22	40.0	45.0	5.0	1.93	115	3.7
Pertenencia	GC-23	203.0	206.0	3.0	1.60	332	6.7
Pertenencia	GC-24	172.0	174.0	2.0	0.84	29	1.3
San Francisco	GC-25	19.0	39.0	20.0	0.80	57	1.6
Zorrilla	GC-26	206.0	215.0	9.0	0.43	52	1.2
San Francisco	GC-27	28.5	51.0	22.5	0.51	52	1.3
Zorrilla	GC-28	195.0	202.0	7.0	0.59	49	1.5
San Francisco	GC-29	41.0	84.0	43.0	0.26	43	0.9
Average +0.5 g/t Cut-Off				**10.4**	**1.00**	**113**	**2.7**

Gold-equivalent values are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of US $300 and silver price of US $4.61. The widths above are drill intercepts and not true widths. Hole GC-17 encountered low-grade.

Gold-equivalent grades to date from drill holes above the 0.5 grams per tonne cut-off grade average 2.7 grams per tonne (1.00 gram per tonne gold and 113 grams per tonne silver), over an average interval of 10.4-metres.

Mexgold Resources Inc. is a Nova Scotia based mineral exploration and mining Company with 100% interests in the Guadalupe Gold-Silver Project located in Chihuahua State, Mexico, and the El Cubo Gold-Silver Mine located in Guanajuato, Mexico. The Company's website is www.mexgold.com. Shares of the Company trade on the TSX Venture Exchange under the symbol MGR. For additional information please contact Mr. Bradley Langille, President, at (902) 468-0614. Mr. Jim McGlasson, CPG and P.Geo. is the qualified person for the purposes of the above technical information pursuant to National Instrument 43-101. Third party analytical work was performed by BSI Inspectorate of Nevada and ALS Chemex of Vancouver, employing conventional fire assay analysis techniques.

CAUTIONARY STATEMENT

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Mexgold, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Mexgold's expectations are exploration risks detailed herein and from time to time in the filings made by Mexgold with securities regulators.

#